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                                                        Exhibit No. (3) (ii) (a)



                              (Amendment to Bylaws)

                             SECRETARY'S CERTIFICATE



1. I hereby certify that I am the Secretary of The First of Long Island Corporation, located in Glen Head, State of New York and that I have been duly appointed and am presently serving in that capacity in accordance with the Bylaws of said corporation.

2. I further certify that at a meeting of the Board of Directors of said corporation, duly and regularly called and held on the 18th day of July 1995, the following resolution was duly adopted by affirmative vote and recorded in the minute book of said corporation:

     RESOLVED, that The Board of Directors amend Article III, Section 12 VACANCIES; INCREASES IN NUMBER of the Bylaws of the Corporation (which provides for increases in board members pursuant to Section 2 of Article III). Section 12 now reads as follows (with the added clause underscored):

"Any vacancy occuring in the Board of Directors (by death, resignation, removal for cause, INCREASE IN NUMBER PURSUANT TO SECTION 2, OR OTHERWISE) may be filled by the affirmative vote of a majority of the remaining directors of the class in which the vacancy occurs. A director elected to fill a vacancy shall be elected to serve until the next annual meeting of shareholders, at which time a new director will be elected for that position."


     The foregoing resolution is presently in full force and effect and has not been revoked or rescinded as of the date hereof.

     IN WITNESS WHEREOF, I have hereupon subscribed my name and affixed the seal of this corporation this 26th day of October, 1995.


                                              /s/ ARTHUR J. LUPINACCI, JR.
                                             -----------------------------
                                             Arthur J. Lupinacci, Jr.
                                             Secretary


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